February 22, 2022

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Post-Effective Amendment No.2 to Registration Statement on Form N-2 for Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (the “Fund”) (File Nos.: 333-255236; 811-21519)

Dear Mr. Rosenberg:

This letter responds to a comment you provided to the undersigned and Jeanmarie Valle Lee via telephone on February 10, 2022 in connection with your review of the Fund’s Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 filed on January 14, 2022 (Accession No. 0000940394-22-000030) pursuant to Section 8(c) of the Securities Act of 1933 Act, as amended (the “1933 Act”), with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”). The Fund has received an order under Section 19(b) of the Investment Company Act of 1940, as amended, to permit it to make periodic capital gains dividends with respect to its Common Shares as frequently as twelve times each year, and as frequently as dividends are specified by or determined in accordance with the terms of any outstanding preferred shares that such Fund may issue.

We have reproduced the comment below and immediately thereafter provided the Fund’s response. Responses will be reflected in an amendment to the Fund’s Shelf Registration Statement (the “Amendment”). We request that the Staff review the Amendment as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of the Amendment no later than February 28, 2022. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

  Comment: On page 2 of the Fund’s Prospectus, please explain that leverage may cause the Fund’s share price to be more volatile than if it had not been leveraged, as certain types of leverage may exaggerate the effect of any increase or decrease in the value of the Fund’s portfolio securities.

Response: The requested change will be made.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8215.

Sincerely,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President